Exhibit 99.1

SPI Energy Enters into a Framework Agreement to Acquire Up To 21MW of Solar Project Portfolio in Oregon

HONG KONG and SANTA CLARA, California, July 23, 2019 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors, today announced the execution of a framework agreement to acquire up to eight solar PV projects, totaling 21MW in the State of Oregon (the “Oregon Portfolio”). These solar PV projects will sell power through their respective 20-year PURPA Power Purchase Agreement with Portland General Electric, and they are expected to start construction and reach commercial operation over the next 18 months. The acquisitions are subject to customary closing conditions.

Mr. Xiaofeng Peng, Chief Executive Officer of SPI Energy, commented, "It is part of our strategic plan to expand our solar platform in the United States (“US”). As the State of Oregon looks to reach its target of 50% renewable energy by 2040, we believe this Oregon Portfolio will be a great addition to our current project pipeline, allowing us to pursue viable sales of pre-development solar project opportunities.” Mr. Peng added, “By leveraging our successful development and completion of solar PV projects in Hawaii, New Jersey and California, we will continue to acquire suitable solar PV projects here in the US, while focusing on earnings growth and improving our profitability.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (the “Company”) is a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Company develops solar PV projects that are either sold to third party operators or owned and operated by the Company for selling of electricity to the grid in multiple countries in Asia, North America and Europe. The Company’s subsidiary in Australia primarily sells solar PV components to retail customers and solar project developers. The Company has its operating headquarters in Hong Kong and Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia.

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SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com